

Zdenek Bouresh · 3rd

CTO at ClashTV

Bulgaria · 259 connections · **Contact info**


ClashTV

Universitet of National and
World Economy

Experience


CTO
ClashTV · Contract
Aug 2018 – Present · 2 yrs 8 mos


Co-founder and Chief Technology Officer
iOiO.TV
Mar 2019 – Present · 2 yrs 1 mo
New York City Metropolitan Area


Founder and CEO
NextStream LTD
Aug 2008 – Present · 12 yrs 8 mos
Sofia, Bulgaria

Founder and CEO of Next Stream LTD, a software development and consultancy company.
Specilize in Financial Services applications, financial services project managment, product
development consulting, software development.


CTO
Qello, LLC · Full-time
Jan 2014 – Mar 2019 · 5 yrs 3 mos


Solutions Architect
Wave Crest
Jun 2009 – Feb 2013 · 3 yrs 9 mos
Wave Crest Holdings Limited

Solutions architect, Team lead, senior consultant, financial, prepaid cards and banking software.

Show 3 more experiences ⌄

Education


Universitet of National and World Economy
Masters, Business information systems
2004 – 2005


Universitet of National and World Economy
Bachelor, Economics
1999 – 2004

Licenses & certifications


AWS Certified Solutions Architect – Associate
Amazon Web Services (AWS)
Issued Nov 2019 · Expires Nov 2022

See credential

Skills & endorsements

Software Development · 20

Endorsed by **3 of Zdenek's colleagues at WaveCrest Group**

Linux · 17

Endorsed by **3 of Zdenek's colleagues at WaveCrest Group**

Project Management · 7

Stoil Barzakov and 6 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (1)   Given (0)



Angel Angelov
Senior Software Engineer at
Paysafe Group
November 6, 2007, Angel worked
with Zdenek in different groups

Zdenek is fun, smart and interesting guy. I have been able to
discover a lot of new things with him connected with my work in
the past.

Interests

 **Amazon Web Services (AWS)**
5,434,267 followers

 **Pluto TV**
21,092 followers

 **OTT (Over the Top) VIDEO**
28,933 members

WaveCrest Group
2,257 followers